February 4, 2008

VIA FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn: Jay Ingram, Esq.

Re:	Visa Inc.

Registration Statement on Form S-1 (File No. 333-147296)

Dear Mr. Ingram:

On behalf of Visa Inc., a Delaware corporation (the “Company” or “Visa Inc.”), and in connection with the Registration Statement on Form S-1 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 9, 2007 (the “Registration Statement”) and amended on December 21, 2007 (“Amendment No. 1”), we are writing in response to the Staff’s comments on Amendment No. 1 as transmitted to the Company by letter dated January 15, 2008. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. This letter is substantially identical to the letter sent to you on January 29, 2008 other than an update to the response to comment 13 and updates to page number references.

The Company has filed today with the Commission Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 2 and to the form of prospectus included therein. In addition, in accordance with the Staff’s request, revisions made to the Registration Statement have been similarly addressed in the Company’s Annual Report on Form 10-K (the “Annual Report”).

General

1.	We understand that you have not yet formally determined the price range for the offering but it would greatly aid our understanding of the effects of the

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restructuring and other transactions you propose if you provide us, as soon as possible, with a version of your document that gives effect to a possible offering price selected by management from a range of potential prices that management would consider acceptable. Such a submission would enable us to better assess your disclosure in a number of areas.

The Company has provided with this submission supplementally to the Staff pages from the Registration Statement giving effect to an offering price, number of shares and other parameters, in order to indicate the impact that such information has on the disclosure in the Registration Statement. The Company has not yet determined the pricing range for the offering, the number of shares or other parameters and, accordingly, the information provided supplementally is provided for illustrative purposes only.

2.	It appears from information available on a Visa website that the Commercial Bank of Syria is a Visa member bank. The Commercial Bank of Syria is the subject of a Treasury Department rule requiring U.S. financial institutions to terminate all correspondent accounts involving the bank. The Treasury Department release announcing finalization of the rule indicates that the rule was adopted, in part, because the bank has been used by terrorists to move funds. Please expand the materiality analysis you provided in response number 3 of your August 21, 2007, letter to the staff, to discuss the potential impact on your reputation and share value of your association with the Commercial Bank of Syria.

The Company is not a financial institution and thus is not subject to the Treasury Department rule requiring U.S. financial institutions to terminate correspondent accounts with the Commercial Bank of Syria (the “Bank”). The Company has not held and does not hold such accounts for the Bank. Following an internal risk assessment of various factors, the Company voluntarily chose, effective September 11, 2007, to block the Bank from processing transactions through the Visa payments system. The Company believes that its past relationship with the Bank will have no future impact on the Company’s reputation and share value. The Company believes its former relationship with the Bank fully complied with applicable U.S. law.

The revenues generated from the Bank constituted an immaterial portion of the Company’s fiscal 2007 and 2006 pro forma total operating revenues. Revenues generated from the Bank were less than $200,000 for each of fiscal 2007 and fiscal 2006. In fiscal 2007, the revenues generated from the Bank were less than 0.01% of the Company’s pro forma total revenues of $5.2 billion. In fiscal 2006, the revenues generated from the Bank were less than 0.01% of the Company’s pro forma total operating revenues of $3.9 billion.

In addition, the Company does not believe there is a qualitative basis for finding that its association with the Bank is material to the Company or to investors. The Company complied with and continues to comply with all applicable law with regards to Syria.

Given the fact that the Bank is no longer participating in the Visa payments system, the immaterial amount of revenues that the Bank contributed to the Company for fiscal 2007 and fiscal 2006 and the safeguards for regulatory compliance adopted by the Company, the Company

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believes that its former association with the Bank is not material to the Company’s operations or financial results, does not present a material investment risk to its stockholders and is not likely to have any impact on its reputation or share value.

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended September 30, 2007

Note 3. Visa Europe Transaction, page 47

3.	Please revise the note to disclose or refer to the quantitative and qualitative assumptions and methods used to determine the $3.1 billion value attributed to the 8.1% Visa Europe class EU series I and III common stock convertible into class C series III and IV common stock and the $1.104 billion value attributed to the class EU series II common stock convertible into class C series II common stock.

In response to the Staff’s comment, the Company has revised this note and corresponding notes to the audited balance sheet as of October 1, 2007 to expand the disclosure. Please see page 48 and page F-12 of the Registration Statement.

The Framework Agreement – Trademark and Technology Licenses, page 49 and Note 3, page F-13

4.	Please explain and disclose the assumptions and methods used to determine that the base license fee approximated fair value. It is not clear how an analysis of fee rates implied by the economics of the licenses supported this assessment of fair value.

The Company notes that the base license fee is the result of arms-length negotiations between Visa Europe and Visa Inc., two independent parties. To substantiate and support the presumption of arms-length nature of this transaction, the Company considered the elements of the Trademark and Technology Licenses (“TTL”) provided to Visa Europe and the appropriate range of returns or payments for the use of each element. The primary elements evaluated in assessing the TTL included the use of the brand and technology. These elements effectively provide a European cardholder with the ability to use a Visa card world-wide, resulting in revenue for Visa Europe. The Company determined that the portion of the base license fee attributable to the brand was fair based on an examination of royalty rates from comparable market data and profit split methodologies as well as a review of historical brand payments from Visa Europe to Visa International. In addition, the Company determined that the portion of the base license fee attributable to technology was fair based on estimated hypothetical lease payments for the use of such technology, as implied by the valuation of technology for the acquired regions. In other words, the Company converted the value ascribed to technology in the acquired regions into hypothetical lease payments and determined that such hypothetical lease payments were consistent with the technology lease payment implied by the base license fee. This analysis further supports the presumption that the base license fee is the result of arms-length negotiations between Visa Inc. and Visa Europe and represents fair value.

February 4, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa Inc., page 58

5.	In addition to the head note disclosure of the pro forma nature of the presentation, please revise the caption heading to indicate the pro forma basis of the presentation.

In response to the Staff’s comment, the Company has revised the caption headings to indicate the pro forma basis of the presentation. Please see pages 58 and 70 of the Registration Statement.

Overview, page 58

6.	In your discussion of pro forma operating revenue growth on pages 58-59 and elsewhere in management’s discussion and analysis you note payment volume by product categories, new types of service fees and pricing increases in regions outside of the U.S. as important key metrics, factors and contributors to your significant and ongoing pro forma operating revenue growth in fiscal 2007. It appears to the staff that you should consider disclosure which quantifies and analyzes regional payment volume by product category, regional pricing changes and by types of new service fees in a manner that would provide an understanding of your financial results and ongoing impact of these metrics and factors. We refer you to SEC Release 33-8350, Sections III.B.1 and 3 which states that registrants “should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” Please tell us now you have or will comply with Release 33-8350.

Prior to the reorganization on October 1, 2007, there was no common Visa Inc. management and no central oversight or accountability for the regions. All regions operated autonomously, had separate management teams, were responsible for their own product and strategic decisions, and reported to separate boards of directors. Subsequent to the reorganization, the Company no longer manages its operations on a regional basis. While the Company expects to maintain local management in order to properly oversee its operations overseas, all significant decisions regarding the allocation of assets and resources are now made at the corporate enterprise level. The Company presently envisions that its new global strategy will include consistent pricing structures, marketing and advertising campaigns, product development and other initiatives which will directly impact reported revenue enterprise wide. In addition, the Company is rapidly transitioning to a business model that leverages common centralized infrastructure across such disciplines as IT, finance, legal, marketing, and human resources. As such, while the Company considered the appropriateness of including expanded quantitative disclosure of revenues in its discussion based on the legacy regional structure, it concluded that such presentation was not consistent with its present structure and direction and management’s view of the Company as a combined organization.

The Company believes that it has complied with Release 33-8350 through the presentation of a thorough discussion of its results of operations, liquidity and capital resources. While this discussion includes several references to the results of the regionally-based legacy

February 4, 2008

entities in order to explain the historical results under the former operating model, the focus of the discussion of revenue is centered on the results of its operations in the U.S. and the rest of the world. The Company believes such a discussion provides the reader with a historical view of the Company through the eyes of the present management team. Furthermore, the Company presently anticipates continuing to present revenue broken out by the results in the U.S. and the rest of world consistent with the disclosure requirements of paragraph 38 of SFAS 131.

Critical Accounting Estimates, page 74

Fair Value – Goodwill and Intangibles, page 77

7.	Please tell us how your estimated fair value determination associated with acquired intangible assets incorporates marketplace participant assumptions pursuant to SFAS 141, paragraph B174 and EITF 02-17. Tell us what consideration you gave to reflecting that assumption in your disclosures on page 77 since this would appear to be a critical assumption and judgment.

The Company’s analysis of the acquired intangibles was based on forecasted cash flows incorporating market pricing, volume, and expense levels consistent with those of a market participant. Pricing was substantiated through the examination of rates prevalent in the marketplace. The projected volume obtainable by a market participant was assumed to be substantially the same as that achievable by the Company. This assumption reflects the Company’s belief that substantially all existing customer relationships would be maintained by a prospective buyer through the application of market rates and continued utilization of the Visa brand. Expense levels were analyzed based on existing cost structures for the acquired regions less synergies expected from the transaction and subsequent combination of the legacy entities. Synergies were examined by management on both a regional and an enterprise basis to determine if the benefit would be achievable by a market participant and therefore included in that participant’s determination of fair value. The majority of identified synergies resulted from anticipated cost savings through the reduction of redundant management and administrative processes. It was determined that a market participant with the capability to purchase the acquired businesses would also have the resources and expertise to centralize and manage operations. Therefore, all identified synergies were deemed to be available to a market participant.

The Company has revised its disclosure of critical accounting estimates to highlight marketplace participant assumptions. Please see pages 89 and 90 of the Registration Statement.

8.	We note your disclosure stating that you engage independent third-party appraisal firms to assist in your determination of the fair values of assets and reporting units. Please name the specialist and include expert’s consent following Securities Act Rule 436 (b) of Regulation C.

The Company has removed the reference to the use of the third-party appraisal firm.

February 4, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Visa U.S.A. Inc., page 84

Results of Operations, page 85

9.	We note your expanded disclosure of the trends impacting operating revenues. Tell us what consideration you gave to providing similar expanded disclosures to substantiate the increases or decreases on a quantitative basis related to your operating expenses. In this regard, your disclosure should indicate whether these increases or decreases are representative of anticipated future trends.

In response to the Staff’s comment, the Company has revised its discussion to provide expanded disclosures of operating expenses and anticipated future trends. Please see pages 73 and 104 of the Registration Statement, and pages 11 and 12 of the Annual Report.

Compensation Discussion and Analysis, page 161

10.	We reissue comments 17 and 18 of our letter dated November 9, 2007. It does not appear as though you have provided any additional disclosure as requested with respect to the awards made under the Special Bonus Program. In addition, although you have provided some additional disclosure as it relates to the Visa U.S.A. Annual Incentive Plan, please provide a comprehensive analytical discussion of the reasons why the committee believed it was appropriate to award Messrs. Partridge and Sheedy the maximum annual award of 200% of their target bonus. Similar disclosure should be provided for Mr. Floum. Identification of the factors the committee considered in making the payout should be coupled with appropriate qualitative disclosure of how consideration of the enumerated factors translated into specific payouts.

In response to the Staff’s comment regarding annual incentive compensation payouts, the Company has expanded the disclosure on pages 179 and 180 of the Registration Statement and page 35 of the Annual Report to provide additional information about the Visa U.S.A. Annual Incentive Plan, including an analysis of the rationales for Messrs. Partridge’s, Sheedy’s and Floum’s annual bonus payments. The Company has identified the various factors considered by the compensation committee in making the payout determinations, indicating that, because unlike in case of Mr. Partridge and Mr. Sheedy, Mr. Floum’s role in connection with the reorganization was not a key substantive role, the committee believed that it was appropriate to award Mr. Floum a lower percentage bonus than was appropriate for Messrs. Sheedy and Partridge.

In response to the Staff’s comment regarding the special bonus program, the Company has expanded the disclosure on page 182 of the Registration Statement and pages 37 and 38 of the Annual Report indicating that Messrs. Sheedy’s, Floum’s and Partridge’s awards were made based on a subjective assessment by Mr. Saunders. The Company has further indicated that in determining Mr. Saunders’s award under the special bonus program, the transition governance committee believed it was appropriate to award him an amount equal to 50% of his annual base salary.

February 4, 2008

11.	Please provide additional analysis addressing the $4.7 million long-term incentive award that you paid to Mr. Saunders as reported in column (d) of the Summary Compensation table. See also footnote (5) to the Summary Compensation Table. Discuss how you determined that Mr. Saunders would be eligible for a target long-term bonus of 500%-600% of his annual base compensation and provide a materially complete discussion of how the transition governance committee determined Mr. Saunders’s 2007 payout. Discuss how achievement of corporate or individual performance objectives resulted in this payout and describe the reasons why the committee believed that the payout was appropriate in light of the various items it considered in making the compensation decision. Given that it appears as though Mr. Saunders’s award was not made pursuant to one of your incentive programs, to the extent there are material differences between the manner in which you derive the long-term performance bonus opportunity for him as compared to participants in your other-comparable incentive programs, please discuss in complete detail.

In response to the Staff’s comment regarding Mr. Saunders’s long-term incentive award, the Company has revised the disclosure on pages 189 and 190 of the Registration Statement and page 46 of the Annual Report to explain how Mr. Saunders’s target long-term bonus is determined and how the determination regarding his 2007 payout was made. The Company has indicated that in determining Mr. Saunders’s award, the transition governance committee noted that Mr. Saunders met or exceeded virtually all of his performance metrics, identifying the specific metrics in the revised disclosure. Further, the Company has indicated that the 500%-600% range for Mr. Saunders was determined based on peer group compensation information from Towers Perrin.

Further, in response to the Staff’s comment, the Company has amended the disclosure on page 181 of the Registration Statement and pages 36 and 37 of the Annual Report, indicating that Mr. Saunders’s long-term incentive compensation is provided pursuant to his employment letter and that in making the compensation decision regarding Mr. Saunders’s award, the Company’s compensation committee recognized Mr. Saunders’s unique role in the organization, his contributions to the organization’s success during a challenging time of transition and the Company’s need to provide a competitive compensation package to Mr. Saunders in order to retain him as their Chief Executive Officer.

Certain Relationships and Related Party Transactions, page 186

12.

Your Item 404 disclosure lacks any meaningful discussion of the related party agreement maintained with JPMorgan Chase Bank, National Association. Please provide a reasonably detailed description of the material terms, financial and otherwise, of the agreement that you maintain with JPMorgan Chase filed as Exhibit 10.3. Disclose the nature of and amount of JPMorgan Chase’s economic interest in the transaction(s). We would expect to see summaries of significant

February 4, 2008

terms of the related party agreement as well as disclosure that quantifies the year-by-year historical as well as the prospective effects of the pricing arrangements that you have negotiated with this customer, compared to prices charged to non-affiliated customers. See Item 404(a)(3)-(4) of Regulation S-K.

The Company believes that the nature of its relationship with its customers, including JPMorgan Chase, National Association, (“JPMC”), is unusual and that the Staff contemplated that unusual circumstances such as these might arise when it stated in Staff Legal Bulletin No. 1 that “Except in unusual circumstances, disclosure required by Regulation S-K…is not an appropriate subject for confidential treatment, regardless of the availability of an exemption under FOIA” (emphasis added). For the reasons described below, the Company believes that such circumstances apply in this case.

Prior to its October 2007 reorganization, the Visa enterprise (“Visa”) operated as four entities related by ownership and membership: Visa International Service Association, Visa Canada Association, Visa Europe Limited and Visa U.S.A., Inc. (“Visa U.S.A.”). Each of these entities was operated on an association model. All of the financial institution customers of Visa, including JPMC, were therefore also members of one or more of the four entities. When the reorganization occurred, shares of Visa Inc. were distributed to eligible members of Visa U.S.A. in accordance with the amount of each customer’s respective service fees based on volume since the formation of Visa U.S.A. Similar formulas were employed in the other Visa regions and, as a result, all of Visa Inc.’s stockholders (other than Visa Europe) are also customers with which one or more of the four Visa entities entered into agreements in the ordinary course of their business. JPMC became a related party of Visa Inc. because it had been a substantial customer of Visa U.S.A.

The only other issuer that the Company is aware of that is in this unusual position is MasterCard Inc. (“MasterCard”), the Company’s largest competitor. MasterCard similarly underwent a transition from an association model to a publicly held stock corporation. The Company refers the Staff to page 21 of MasterCard’s definitive proxy statement dated April 27, 2007 and the Master Agreement, dated as of February 8, 2005, between MasterCard International Incorporated and JPMorgan Chase Bank, National Association (Exhibit 10.1 to MasterCard’s Quarterly Report on Form 10-Q filed May 9, 2005 (No. 000-50250)). The scope of MasterCard Inc.’s disclosure is substantially identical to the scope of the Company’s disclosure. Though heavily redacted, it is clear that the structure of JPMC’s agreement with MasterCard is similar to the structure of the Master Agreement, with effective date of January 1, 2005, and as amended and supplemented between JPMC and the Company (the “JPMC Agreement”).

The JPMC Agreement, including Exhibit 10.3, is an agreement entered into in the ordinary course with a customer that contributed less than 10% of the Company’s fiscal 2007 pro forma operating revenues. As detailed in the Company’s confidential treatment request dated November 14, 2007, the Company believes that none of the terms of the agreement for which confidential treatment has been sought are material to investors and that revealing publicly the confidential terms would cause substantial competitive harm to the Company. This includes the pricing terms that the Staff has requested that the Company disclose. Because the agreement is

February 4, 2008

an ordinary course agreement, disclosure of such terms in the JPMC Agreement would make it more difficult for the Company to negotiate favorable pricing or other terms with other customers and would harm the Company’s relationship with such other customers. In addition, disclosure of pricing terms would provide the Company’s competitors, including MasterCard, with a benchmark from which to negotiate more favorable pricing arrangements in their agreements, which would harm the Company’s ability to compete for customers. None of the Company’s competitors provide such a benchmark publicly. The Company safeguards carefully copies of the JPMC Agreement and restricts access to only those who have a need to know the information even within the Company’s internal sales force. The Company has considered carefully the requirement to disclose provisions of the agreement that are material to investors and believes that its disclosure adequately protects investors. In conclusion, the Company believes that all material terms of the agreement have been disclosed and that, because of the unusual circumstances described above, confidential treatment of the other financial terms of the JPMC Agreement with the Company is appropriate.

Lastly, the Company notes that following the offering, the Company’s class A common stock will be the only class of stock entitled to vote for directors. Class B common stock will therefore no longer be voting securities under Rule 405 of the Securities Act. As a consequence, any transactions with JPMC following the initial public offering will not be related party transactions within the ambit of Item 404 of Regulation S-K.

Visa Inc.

Consolidated Balance Sheet, page F-3

13.	In view of the conversion and redemption features associated with certain of your series of common stock please tell us what consideration you have given to including in the Visa, Inc. audited balance sheet the pro forma effect of these changes in capitalization and planned distributions to shareholders. See SAB Topic 1B.3 and Rule 11-01(a) (8) and Rule 11-02(a) (7) of Regulation S-X.

In response to the Staff’s comment, the Company has included the Pro Forma Stockholders’ Equity at December 31, 2007 on the Visa Inc. Consolidated Balance Sheet. Please see page F-58 of the Registration Statement.

February 4, 2008

Note 1. Organization, page F-4

14.	We note on page 49 that the closing date of the reorganization was October 3, 2007 which is not the same date as the audited October 1, 2007 balance sheet date. Please explain what consideration you gave to the financial statement and audit reporting impact related to the “perfunctory” contractual obligations remaining after October 1, 2007 and other commitments as of October 3, 2007. Please explain what you mean by the term “perfunctory.”

The reorganization was contemplated and negotiated among all parties as a single transaction in which the legacy entities would be combined under a single holding company, Visa Inc. However, due to legal requirements in the various jurisdictions, it was necessary for there to be separation between various transactions required to combine the entities. Therefore, the reorganization was structured to occur over a three-day period with specific steps triggered in succession.

Authorization or approval to execute the reorganization was obtained from the member banks and Visa Europe (collectively the owners of the legacy entities) in September 2007 through a proxy solicitation. Once approval was obtained, only the execution of the first step in the succession of transactions was required to initiate the reorganization. This first step involved the filing of documents with the State of Delaware to enable the merger of Visa International Service Association with Visa International Transition LLC. This filing occurred on October 1, 2007. Under the terms of the reorganization agreement, once these documents were filed all conditions of the second step in the process were satisfied and it was executed. Execution of the second step fulfilled all of the conditions of the third step resulting in its execution and so on until all steps were completed over the predetermined three-day period.

Once the first step of the reorganization was executed the process could only be stopped through a legal injunction. No further approvals, commitments or contractual obligations were required to be met or obtained to execute those steps occurring on October 2 or 3, other than the execution of the previous steps in the succession. Similar to the first step, the subsequent steps required the filing of legal documents with various government agencies. The Company determined that the filing of these documents were perfunctory in nature. As such, the Company concluded that the business combination was one integrated transaction and that all conditions of the reorganization, except those of perfunctory nature, were satisfied at October 1, 2007 and that for financial accounting and reporting purposes it was most appropriate to present the reorganization as a single transaction occurring at that date.

February 4, 2008

Note 3 – The Reorganization, Fair Value of Assets Acquired and Liabilities Assumed, page F-13 and Note 9 – Intangible Assets, page F-24

15.	Please tell us how your determination that intangible assets have indefinite lives complies with the guidance in paragraphs 11 and B44-48 of SFAS 142. Please tell us how you test for impairment of customer relationships and if your testing is done by aggregating customer agreements or if you analyze agreements separately.

In assigning indefinite lives to intangible assets, the Company considered historical and expected obsolescence, demand, impact of competition, legal and regulatory factors and other considerations. For customer relationships, the Company’s assessment of an indefinite life was primarily driven by expectations of future attrition. The Company believes that expected attrition can be reasonably estimated by the level of historical attrition. As such, the Company performed a detailed analysis for the period from 1997 to 2007, which indicated that the rate of customer attrition was de minimus. Based on the foregoing, the Company determined the life of its customer relationships to be indefinite. With respect to the tradename and the EU franchise right, the Company’s assessment of the remaining useful life incorporated its expectations of the future use of the tradename, the tradename’s history and legal and regulatory factors. The EU franchise right is a perpetual license of the Visa tradename. As a result of the Company’s market share, global recognition of its brand and commercial success, and legal exclusivity, the Company determined the life of the tradename and the EU franchise right to be indefinite.

The Company is in the process of evaluating the application of the provisions of EITF 02-7 in determining whether indefinite-lived intangible assets should be combined as a single unit of accounting for impairment testing purposes. Based upon its initial analysis, the Company has preliminarily concluded that the preponderance of indicators support aggregation of the customer relationship intangible assets as a single unit of accounting at the entity level. The Company’s preliminary conclusion is based upon several factors. The intangible assets were acquired in the reorganization, a single integrated transaction, in order to construct a single asset which is managed at an enterprise level with centralized marketing and monitoring. The Company believes that incorporating and leveraging customer relationships with the global tradename and shared technology represents the highest and best use of the intangible assets. Finally, the Company has no plans to dispose of the intangible assets and it is unlikely that customer relationships would be disposed of separately, outside of a sale of the entire business. The Company will continue to update its preliminary assessment through the date of impairment testing.

Visa Inc. Form 10-K for the fiscal year ended September 30, 2007

16.	Tell us what consideration you gave to providing the audited consolidated financial statements for Visa International in your filing as required by Rule 3-05 of Regulation S-X. Alternatively, provide the exemption relied upon when concluding that inclusion of the financial statements was not necessary.

The Company does not believe that the Visa International financial statements are required in its Annual Report pursuant to the general instructions to Item 8 of Form 10-K. Item 8

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requires a registrant to “Furnish financial statements meeting the requirements of Regulation S-X, except Rule 3-05 and Article 11 thereof, and the supplementary information required by Item 302 of Regulation S-K.”

* * * *

If you have any questions concerning the foregoing, please contact Mark L. Mandel at (212) 819-8546, S. Ward Atterbury at (212) 819-8331 or Colin J. Diamond at (212) 819-8754.

Sincerely,

/s/ White & Case LLP White & Case LLP

Enclosure

cc:	Joseph W. Saunders – Chairman and Chief Executive Officer Byron H. Pollitt – Chief Financial Officer William M. Sheedy – Global Head of Corporate Strategy and Business Development Visa Inc.